Capital Injection into Shinhan Capital

On October 31, 2007, Shinhan Financial Group (“SFG”) decided to invest KRW 100 billion in Shinhan Capital, its 100% owned leasing company. SFG will purchase 20,000,000 common shares of Shinhan Capital at an aggregate purchase price of KRW 100 billion. Capital injection is expected to take place on November 23, 2007.